                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           M. H. MEYERSON & CO., INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   55301Q 102
                                 (CUSIP Number)

                              Mr. Kenneth J. Koock
                         c/o M. H. MEYERSON & CO., INC.
                              Newport Office Tower
                            525 Washington Boulevard
                          Jersey City, New Jersey 07303
                                 (201) 459-9500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                February 4, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D

CUSIP No. 55301Q 102

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Kenneth J. Koock

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)              (a) x
                                    (b) _

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

         NUMBER OF         7)       SOLE VOTING POWER
         SHARES                          120,000
         BENEFICIALLY      8)      SHARED VOTING POWER
         OWNED BY                        None
         EACH              9)       SOLE DISPOSITIVE POWER
         REPORTING                       120,000
         PERSON WITH       10)     SHARED DISPOSITIVE POWER
                                         None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  395,000

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.36%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

         Kenneth J. Koock hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 15, 1995 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.01 per share, of
M. H. MEYERSON & CO., INC., a New Jersey corporation.

Item 1.  Security and Issuer.

         Item 1 of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  This statement relates to the common stock, par value $.01 per share ("Common Stock"), of M. H. MEYERSON & CO., INC., a New Jersey corporation (the "Company"). The address of the principal executive office of the Company is Newport Office Tower, 525 Washington Boulevard, Jersey City, New Jersey 07303.

Item 2.  Identity and Background.

         Item 2(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  The business address of Mr. Koock is c/o M.H. MEYERSON & CO., INC., Newport Tower, 535 Washington Boulevard, Jersey City, New Jersey 07303.

         Item 2(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Koock's present principal occupation is Vice Chairman of the Company. The principal office of the Company is Newport Tower, 525 Washington Boulevard, Jersey City, New Jersey 07303. The Company is a registered broker-dealer.

Item 4.  Purpose of Transaction.

         Item 4(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Koock filed Notices of Proposed Sale of Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Notices") with the Securities and Exchange Commission on February 4 and 5, 1999 covering an aggregate of 250,000 shares of Common Stock which Notices cover the shares of Common Stock being reported herein as sold. Except for the balance of the shares of Common Stock covered by the Notices, Mr. Koock has no present plans to dispose of additional shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Koock beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 395,000 shares, or 7.36% of the shares of Common Stock outstanding as of February 2, 1999. 275,000 of such shares are issuable pursuant to presently exercisable options under the Company's employee stock option plan.

         Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Koock has sole voting and dispositive power over 120,000 shares of Common Stock.

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  The following chart sets forth information concerning dispositions of shares of Common Stock by Mr. Koock during the past sixty (60) days:

                                 Number of
         Date of Sale            Shares Sold                 Price per Share

         2/4/99                     25,000                   $15.8750
         2/4/99                     25,000                   $15.3750
         2/4/99                    100,000                   $13.3400
         2/5/99                      4,625                   $15.7500
         2/5/99                     10,000                   $ 9.0000
         2/5/99                     20,000                   $12.5625

All such sales were made in open market transactions.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Kenneth J. Koock
                                            -------------------------
                                              Kenneth J. Koock

Date: February 12, 1999